CANTABIO PHARMACEUTICALS INC.

2225 East Bayshore Road

Palo Alto, California 94303

Tel. 8442002826

May 15, 2019

VIA EDGAR

Perry J. Hindin

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4720

Mail Stop 4546

Re:

Cantabio Pharmaceuticals Inc.

Preliminary Information Statement on Schedule 14C Filed on March 22, 2019

File No. 0-54906

Schedule 13E-3

Filed on April 10, 2019

File No. 5-87485

Dear Mr. Hindin:

This letter is in response to your call to our counsel on May 10, 2019 in which you provided comments on Schedule 13E-3 filed on April 10, 2019 (as amended on May 8, 2019, “Schedule 13E-3”) of Cantabio Pharmaceuticals Inc. (the “Company”) and the Preliminary Information Statement filed on Schedule 14C on March 22, 2019 (as amended on May 8, 2019, the “Preliminary Information Statement”).  We summarize below in bold and italics those comments followed by our responses to each comment. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning given to them in the Schedule 13E-3 and Preliminary Information Statement. Concurrently with the submission of this letter, we have filed, via EDGAR, the Amendment No.1 to Schedule 13E-3 (“Amendment No.1 to Schedule 13E-3”).

1.

In comment number 3 of the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission dated April 23, 2019, the Staff had asked the Company to provide the disclosure required by Item 1015 of Regulation M-A.  In connection with our response to the disclosure that we provided in connection with Item 1015(b)(6) of Regulation M-A, the Staff is asking us to provide a more robust summary of the report of Albeck Financial Services. In connection with our response to the disclosure that we provided in connection with Item 1015(b)(4) of Regulation M-A, the Staff has asked us to disclose the compensation received by Albeck Financial Services and whether any portion or payment of that compensation is contingent on any factor.

U.S. Securities and Exchange Commission	May 15, 2019

We note that simultaneously with this letter we are filing an amendment to both an amendment to the Schedule 13E-3 (the “Amended Schedule 13E-3”) and an amendment to the Preliminary Information Statement (the “Amended Preliminary Information Statement”). The Amended Schedule 13E-3 and the Preliminary Information Statement will contain a more thorough summary of the report of Albeck Financial Services.

2.

The Staff has informed us that certain information that was included in the Schedule 13E-3 had not been included in the Preliminary Information Statement, particularly certain information in connection with Albeck Financial Services.

We have added disclosure to the Amended Preliminary Information Statement that had been included in the Schedule 13E-3 but that had been omitted from the Preliminary Information Statement.

In addition to the above responses to your comments, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Amended Schedule 13E-3 and the Amended Preliminary Information Statement, (ii) comments from the staff  of the Commission does not foreclose the Commission from taking any action with respect to the Amended Schedule 13E-3 and the Amended Preliminary Information Statement and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Thomas Roger Sawyer

Chief Operating Officer

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